               HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

Report on Form 6-K for the month of May 2007

Hellenic Telecommunications Organization S.A.

(Translation of Registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No ____

Enclosures:

1.

Press release dated: May 30  2007

OTE GROUP REPORTS 2007 FIRST QUARTER RESULTS

UNDER IFRS

•

Comparable Group revenues up 3.7% on stable fixed-line in Greece and Romania, solid international mobile performance; reported revenues up 8.8% reflecting consolidation of Germanos, disposal of ArmenTel

•

Greek fixed-line staff cost containment effort continues: payroll down 17%; new €22mn provision for employee departure in Q1

•

Stable pro forma OIBDA margin above 37% despite ArmenTel disposal and Germanos acquisition

•

Group Net Income up 28% to €141mn, due to improved operational performance, lower tax rates

ATHENS, Greece – May 30, 2007 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced unaudited consolidated results (prepared under IFRS) for the quarter ended March 31, 2007.

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2007 AND 2006, IN ACCORDANCE WITH IFRS

(€ mn except per share data)	Q1'07	Q1'06	% Change
Revenues	1,508.6	1,386.7	8.8%
Operating Income	260.3	228.2	14.1%
Pre-tax Income	241.2	203.4	18.6%
Net Income	140.9	109.7	28.4%
Basic EPS (€)	0.2875	0.2238	28.4%
Operating Income before Depreciation & Amortization	539.6	512.5	5.3%
Pro Forma* Operating Income before Depreciation and Amortization	561.7	512.5	9.6%
as % of Operating revenues	37.2%	37.0%	0.2pp
Cashflow from Operations	320.6	372.8	-14.0%
CAPEX as % of Revenues	14.8%	12.2%	2.6pp

* Excluding impact of OTE S.A. employee exit program (€22.1mn charge in Q1'07)

Commenting on the quarter, Panagis Vourloumis, Chairman and CEO, noted:

"Group EPS was up over 28% in the first quarter of the year. In Greek fixed line, the cost-cutting of the past two years is yielding results and broadband take-up remains strong, but our efforts are partly offset by a sharper-than-expected acceleration in unbundling. Profitability from mobile telephony is unchanged in Greece, but up in Bulgaria and Albania. With the help of the Germanos retail chain, Cosmote Romania is gaining market share quicker than expected, while RomTelecom’s churn remains high. All considered, OTE Group has started the year on a positive note, but it is still too early to call this a trend."

FINANCIAL HIGHLIGHTS

Revenues

OTE Group Revenues for the three months ended March 31, 2007 increased by 8.8%, compared to the respective period of 2006. In addition to solid organic growth, primarily generated by monthly rentals, ADSL and international mobile telephony, the increase in revenues reflects the consolidation of Germanos, acquired by Cosmote in October 2006, as well as the de-consolidation of ArmenTel in November 2006. Excluding the impact of Germanos and ArmenTel, as well as €25.9mn one-off revenues from an e-government project in Q1’06, comparable Group revenues rose by 3.7% in Q1’07.

Total Operating Expenses

Total Operating Expenses excluding depreciation and amortization and VRP-related costs increased by 8.3% in Q1’07 to €946.9mn, as lower payroll and employee benefits were more than offset in the quarter by higher cost of telecommunications equipment, largely reflecting sales of handsets and accessories through the Germanos network.

Payroll and Employee Benefits

Payroll and Employee Benefits decreased by 5.3% to €301.7mn in Q1’07, primarily reflecting the benefits of the OTE fixed-line Voluntary Retirement Plan.

Other Operating Expenses

Other Operating Expenses were up by 8.4% to €291mn, mainly reflecting higher expenses in the Group’s rapidly growing activities and newly consolidated operations.

Operating Income before Depreciation and Amortization

Excluding €22.1mn in provisions related to a new employee exit program, Operating Income before Depreciation and Amortization (OIBDA) totaled €561.7mn in Q1’07, as compared to €512.5mn in Q1’06. On that basis, the Group posted a pro forma OIBDA margin of 37.2% in the quarter, up from 37.0% in Q1’06. The Group therefore achieved a slight increase in OIBDA margin compared to the same period last year, notwithstanding the negative impact of the acquisition of the low-margin Germanos business and of the disposal of the high-margin ArmenTel operations.

Net income

In the quarter, OTE Group posted Net Income of €140.9mn, up 28.4% from €109.7mn in Q1’06, reflecting its solid operating performance, as well as the positive impact from lower statutory tax rates in Greece and Bulgaria.

Cash flow

Cash provided by operating activities stood at €320.6mn for the three months ended March 31, 2007. The 14.0% drop in cash flow from operations partly reflects Greek fixed-line redundancy payments of €60.2mn in the quarter. In addition, OTE incurred an outflow of €53.6 million, under Cash Flows from Investing Activities, related to the loan granted to the auxiliary pension fund.

Capital Expenditure

Capital expenditure in Q1’07 totaled €223.2mn, up 32.5% from Q1’06, mainly reflecting higher investments at RomTelecom and in international mobile telephony.

Debt

As of March 31, 2007, total OTE Group gross debt amounted to €4,070.6mn, a decrease of 11.3% compared to 2006 year end. Net debt totaled €2,346.5mn, down 7.9% from 2006 year end. In the quarter, OTE carried out significant bond redemptions post the borrowing peak due to the Germanos acquisition. OTE debt outstanding breaks down as follows:

(€ mn)	Mar 31, 2007	Dec 31, 2006	% Change
Short-Term:
-Bank loans	7.7	25.2	-69.4%
Medium & Long-term:
-Bonds	3,355.1	3,844.3	-12.7%
-Bank loans	707.8	721.0	-1.8%
Total Indebtedness	4,070.6	4,590.5	-11.3%
Cash and Cash equivalents	1,724.1	2,042.5	-15.6%
Net Debt	2,346.5	2,548.0	-7.9%

1.

OTE FIXED-LINE

TRAFFIC STATISTICS

(Minutes, millions)	Q1’07	Q1’06	% Change
Local	2,976.8	3,109.6	-4.3%
National Long – Distance	432.1	449.4	-3.9%
International Long – Distance	70.7	73.9	-4.3%
Fixed-to-Mobile	440.3	415.9	5.9%
Special Calls	49.4	50.5	-2.2%
Total Voice traffic	3,969.2	4,099.3	-3.2%
Subscription Dial-up Internet	1,511.9	2,562.3	-41.0%

OTE estimates that its share of the Greek fixed-line market, as measured in outgoing call minutes (excluding subscription dial-up internet), was roughly unchanged in Q1’07.

(€ mn)	Q1’07	Q1’06	% Change
Revenues	660.9	684.7	-3.5%
- Basic Monthly Rentals	171.0	169.3	1.0%
- Fixed-to-fixed calls	130.5	137.0	-4.7%
- Fixed-to-mobile calls	65.5	79.8	-17.9%
- International	40.7	42.5	-4.2%
- Other	253.2	256.1	-1.1%
Operating Income	76.1	48.9	55.6%
Operating income before depreciation and amortization	206.2	183.6	12.3%
as % of Operating revenues	31.2%	26.8%	4.4pp
Voluntary Retirement costs	22.1	0.0	-
Pro Forma Operating income before depreciation and amortization	228.3	183.6	24.3%
as % of Operating revenues	34.5%	26.8%	7.7pp
Depreciation & Amortization	130.1	134.7	-3.4%

In Q1’07, total fixed-line revenues decreased by 3.5%, compared to Q1’06, reaching €660.9mn. Revenues in the first quarter last year included €25.9mn in sales of telecommunications equipment related to the implementation of an e-government project commissioned by the Greek State. This revenue was offset for the same amount under cost of telecommunications equipment. Excluding this project, Q1’07 fixed-line revenues were roughly unchanged from the comparable 2006 level. This positive performance reflects higher revenues from monthly rentals, ADSL services and leased lines, more than offsetting the drop in fixed-to-mobile revenues, due to termination rate cuts, as well as the decline in fixed-to-fixed, international telephony and interconnection revenues.

The increase in PSTN/ISDN basic monthly rental tariffs implemented in April 2006 continues to have a positive impact on the respective revenue line, fully offsetting lost revenues from unbundled local loops. The contribution of ADSL revenues exceeded 4% of total operating revenues due to the ongoing strong ADSL take-up. The decline in fixed-to-mobile call revenues is attributable to the reductions in termination rates implemented by the mobile operators in June 2006 and January 2007, passed on by OTE to its clients, but also to the lower OTE retention fee effective December 2006.

As of the end of March 2007, there were approximately 4.8 million PSTN lines in service, down 1.9% from the prior year level. The number of ISDN lines (64K) rose by 2.1% to a total of nearly 1.4 million. The total number of lines dropped by 1.0%, slightly exceeding 6.1 million.

At the end of March, the OTE Group had over 593,000 ADSL customers, as compared to nearly 488,000 at the end of December 2006, with an unchanged split of roughly two-thirds retail and one-third wholesale. The total Greek ADSL market approached 650,000 customers as of the end of Q1’07, compared to 512,000 at the end of December 2006. The drop in OTE’s overall market share reflects the rapid growth of local loop unbundling (LLU).

Excluding the €22.1mn provision related to OTE’s new employee exit program, total operating expenses amounted to €562.7mn, down 11.5% from the Q1’06 level. Adjusting last year’s total operating expenses for the €25.9mn cost associated with the implementation of the e-government project commissioned by the Greek State, total operating expenses net of provision for employee exit declined by 7.7%. Payroll and employee benefits declined by 17.3% to €177.9mn, largely reflecting the positive impact of the Voluntary Retirement Program.

Other operating expenses increased by approximately 6.4% in the quarter to €121.4mn, largely driven by higher Services & Fees paid out to Group units such as OTE Globe, and higher Advertising & Promotion costs. These expenses held back the decline in Repairs & Maintenance and Cost of Materials. Provisions for doubtful accounts continued to decline, reflecting OTE’s ongoing billing and collections improvements.

Operating Income before Depreciation and Amortization (OIBDA) excluding the impact of OTE’s 2007 employee exit program rose by 24.3% compared to Q1’06 and reached €228.3mn. Pro forma OIBDA margin improved by 7.7 percentage points to 34.5% of operating revenues, or by 6.7 points if the impact of the one-off e-government project on Q1’06 operating revenues and expenses is excluded.

2. COSMOTE

SUMMARY CONSOLIDATED RESULTS FOR THE THREE MONTHS ENDED

MARCH 31, 2007, IN ACCORDANCE WITH IFRS

(€ mn)	Cosmote Greece	AMC	GloBul	CosmoFon	Cosmote Romania	Germanos Group	Consolidated
							Q1’07	Q1’06	% Change
Revenues	390.0	40.5	91.4	14.0	27.4	204.5	687.6	496.4	38.5%
Operating income before depreciation and amortization	158.1	25.2	35.4	3.4	-10.5	8.2	215.2	190.9	12.7%
as % of Operating revenues	40.5%	62.3%	38.7%	24.5%	n/a	4.0%	31.3%	38.5%

In Q1’07, Cosmote revenues continued to be strong at the consolidated level, mainly driven by international operations. Excluding the contribution of Germanos, international operations accounted for approximately 31% of the quarter’s revenues, a ratio that is expected to increase further, reflecting the successful expansion of Cosmote in Southeast Europe.

In Greece, Cosmote revenues rose by 3.8% to €390.0mn, a slower pace of growth compared to previous quarters, impacted by regulatory and seasonal challenges. Operating Income before Depreciation and Amortization (OIBDA) increased by 2.4% in the quarter, resulting in a margin of 40.5%. The negative regulatory effect was approximately €13mn on revenues and €6mn on OIBDA.

Blended AMOU further increased to 153 minutes in Q1’07, driven by both post- and pre-paid AMOU and 23% growth in voice traffic. Blended ARPU for the quarter fell to €26.6, as a result of lower termination rates and reduced pre-paid ARPU due to price offerings. In Q1’07, the company achieved 210,998 new net additions, reaching a total customer base of over 5.4 million, and maintained its leading position in the Greek mobile market.

In Albania, AMC's revenues increased by 18.0% to €40.5mn in Q1’07, while OIBDA rose by 24.8% and reached a margin of 62.3%. In the quarter, blended AMOU was 58 minutes and blended ARPU stood at €14. Subscriber growth continued as a result of successful commercial initiatives introduced earlier in 2006, and AMC’s customer base exceeded one million at the end of March 2007, a gain of 23.8% from the prior-year level.

In Bulgaria, GloBul maintained its strong financial performance in Q1’07. The company delivered a 23.8% revenue increase compared to Q1’06, reaching €91.4mn. OIBDA reached €35.4mn, 28.9% higher than in Q1’06, for a margin of approximately 38.7%. The company achieved 130,984 net new additions and its total customer base exceeded 3.4 million. Blended AMOU for the quarter was 83 minutes, 22.1% higher than in 2006, while blended ARPU stood at €9.

In FYROM, CosmoFon’s revenues rose by 28.9% in Q1’07 reaching €14.0mn, mainly driven by a strong subscriber take-up. OIBDA reached a margin of 24.5% in the quarter. Blended AMOU in the quarter stood at 73 minutes, while blended ARPU increased to €10.

In Romania, Cosmote Romania continued its strong subscriber take-up and its customer base reached a total of nearly 1.86 million customers with more than 633,000 net additions during the quarter. The majority of customers remain prepaid, while around 12% of new additions were post-paid. Blended ARPU for the period stood at €5.8. Revenues reached €27.4mn, continuing their rapid growth quarter after quarter.

Cosmote continued to achieve strong customer growth and profitability improvement in Albania, Bulgaria, FYROM and Romania. Consolidated revenues for Q1’07 stood at €687.6mn, a 38.5% increase over Q1’06, partly reflecting the consolidation of Germanos since Q4’06. OIBDA as a percentage of Operating revenues declined from 38.5% in Q1’06 to 31.3% in Q1’07, mainly reflecting losses at the Romanian operation and the newly consolidated Germanos operation.

Additional details are available in Cosmote’s Q1’07 press release issued on May 24, 2007.

3. ROMTELECOM

OTE, through its wholly owned subsidiary OTE International Investments Ltd, holds a 54.01% interest in RomTelecom S.A., the incumbent telecommunications operator in Romania. RomTelecom’s key financial figures are stated below:

ROMTELECOM STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006

IN ACCORDANCE WITH IFRS (UNAUDITED)

(€ mn)	Q1’07	Q1’06	% Change
Revenues	222.1	222.9	-0.4%
Operating Income before Depreciation & Amortization	90.7	95.0	-4.5%
Operating Income before Depreciation & Amortization as % of Operating Revenue	40.8%	42.6%	-1.8pp
Operating Income	26.6	26.4	0.8%
Net Income	19.8	18.8	5.3%
Net Income as % of Operating Revenue	8.9%	8.4%	0.5pp

Fixed Telephony, Lines	3,222,488	3,835,647	-16.0%

	Mar 31, 2007	Dec 31, 2006
Cash and cash equivalents	159.7	155.6	2.6%
Long term debt	(96.1)	(105.1)	-8.6%
Net Cash Position	63.6	50.5	25.9%

In Q1’07, RomTelecom’s revenues were €222.1mn, roughly unchanged from the prior year level. Lower revenues from traditional telephony services, reflecting the drop in the number of subscriber lines and retail traffic as well as reduced wholesale and payphone revenues, were offset by the increase in monthly rentals along with the growth of new revenue streams such as data and TV services.

The combination of mobile substitution and higher competition from fixed-line alternative carriers affected the number of lines, which decreased by 16% compared to Q1’06, and the volume of local traffic, down 27%.

Interconnection revenues declined by 9% in Q1’07, despite the 14% increase in wholesale traffic, as a result of intense competition from alternative and mobile operators using RomTelecom’s network at significantly reduced rates, as mandated by the Regulator.

Data services (ADSL, VPN, other broadband services) recorded significant growth in the quarter, more than quadrupling compared to Q1’06, in line with the company’s objective to increase its non-voice services market share. The total number of billed ADSL customers reached 137,000 at the end of Q1’07, an increase of 110,000 compared to one year earlier.

The recently launched satellite TV service proved to be a success, winning over 163,000 TV customers four months after launch.

Operating expenses excluding depreciation and amortization for Q1’07 increased by 2.8% to €131.4mn, mainly reflecting higher redundancy and payroll expenses, increased Cost of Goods Sold (as a result of higher CPE sales), and increased costs for promoting newly launched services.

Operating Income before Depreciation & Amortization in Q1’07 decreased by 4.5% compared to Q1’06, while net income increased by 5.3%, from €18.8mn in Q1’06 to €19.8mn in Q1’07 due to lower taxes.

Headcount remained stable in Q1’07 compared to the end of 2006, reaching 12,257 employees.

Implementation of several projects and initiatives is proceeding according to RomTelecom’s plan:

➢

Successful launch of satellite television services at the end of November 2006 contributes to the repositioning of RomTelecom as a full telecom and media services provider;

➢

Implementation of the Next Generation Network (NGN) continues, complemented by the Access Network modernization in all cities and selective rural areas to allow the provision of broadband services;

➢

New product offerings are targeting business customers and loyalty schemes address residential clients’ needs.

4. OTENET

OTEnet, the Internet and IP services subsidiary of OTE, offers Internet access, IP telecom solutions, IT application development and hosting services using Internet technologies. Revenues in Q1’07 were €27.8mn, up 9.0% from Q1’06, reflecting the growth of broadband connections.

5.  EVENTS OF THE QUARTER

OTE DEVELOPS WiMAX NETWORK

On January 17, 2007, OTE entered the field of wireless broadband access via WiMAX. WiMAX technology allows access to broadband services without the need of wired telecommunication networks. The first two WiMAX base stations in Athens are already operated on a pilot basis, and OTE is further developing the WiMAX network at selected points in the Athens metropolitan area and elsewhere.

APPOINTMENT OF PRIVATIZATION ADVISOR

On January 29, 2007, OTE announced the appointment of Merrill Lynch International as its exclusive Advisor with regards to the sale of part of the Hellenic Republic's 38.7% stake in OTE. The process was initiated by the Hellenic Republic in late 2006.

APPOINTMENT OF NEW ROMTELECOM CEO

On February 1, 2007, OTE announced the appointment of Georgios Ioannidis as Chief Executive Officer of RomTelecom, in replacement of James Hubley, who held the position since March 2003. Mr. Ioannidis previously held the positions of CEO of OTEnet and Chief Technology Officer of OTE SA.

APPOINTMENT OF NEW MANAGEMENT IN OTE AND OTENET

On February 9, 2007, OTE announced the appointment of Maria Efthimerou as Chief Technology Officer of OTE SA, in replacement of Georgios Ioannidis, who held the position since September 2004. Panos Sarantopoulos was appointed as Deputy Chief Technology Officer of OTE SA.

Ilias Drakopoulos, formerly General Manager of OTEnet, was appointed CEO.

PENALTY IMPOSED TO OTE BY THE NATIONAL REGULATORY AUTHORITY (EETT)

On February 14, 2007, a penalty of €3mn was imposed to OTE by EETT for failure to comply with the previous regulation regarding the carrier pre-selection service. The specific regulation is no longer applicable since a new regulatory regime was enacted on January 17, 2006. OTE believes that the decision of the Greek telecommunications regulator is unfair and intends to take legal action against it.

EMPLOYEE EXIT PROGRAM

On February 28, 2007, OTE announced an agreement with the unions regarding an employee exit program, under which certain employees with one to five remaining years of service will get exit bonuses in order to depart during 2007. Approximately 450 OTE employees are eligible for this program.

SQUEEZE-OUT OF REMAINING GERMANOS SHARES

On March 9, 2007, Cosmote announced that its request, submitted on February 23, to squeeze out the remaining shares of Germanos, accounting for 0.6% of the share capital, had been approved by the Hellenic Capital Market Commission. The Germanos shares were delisted from the Athens Stock Exchange effective March 29, 2007.

6.  SUBSEQUENT EVENTS

THIRD EXTRAORDINARY SHAREHOLDERS MEETING

On April 3, 2007, OTE held its Repeated EGM, where 51.5% of its shareholders were present. The EGM’s agenda was approved, i.e. the revision of certain articles concerning the composition of the Board, the Greek State's participation in the Company, the establishment of a stock option plan and other matters.

“OTE ON THE BROADBAND” ROADSHOW

On April 19, 2007, for the second consecutive year, OTE launched its “OTE on the Broadband” 18-city roadshow, aiming to acquaint the public with the advantages of broadband services and bring Greek broadband penetration closer to the level of its European peers.

OTE CONSIDERS THE SALE OF ITS DIRECTORIES BUSINESS

On April 30, 2007, OTE announced that it had hired UBS to examine the feasibility of a sale of Infote, its directories subsidiary.

OTE ANNOUNCES HIGHER ADSL SPEED AND LOWER TARIFFS

On May 9, 2007, OTE launched two new ADSL products, with speeds of 4 and 8 Mbps. It also announced reductions on monthly ADSL tariffs, ranging from 0.7% to 25.6%, effective from May 16, 2007.

EUROPEAN COMMISSION APPROVES GREEK STATE AID TO OTE'S VRS

On May 10, 2007, the European Commission announced that it had concluded that the Greek government's planned contribution to OTE's Voluntary Retirement Scheme (VRS) was compatible with EC Treaty state aid rules.  Management expects the potential impact of this decision on OTE's financial statements to be positive, but its extent will depend on the timing and procedures adopted by the Greek government to implement this decision.

ROMTELECOM LAUNCHES CUSTOMER 1st PROJECT

On May 28, 2007, RomTelecom announced the launch of its Customer 1st project, a suite of attractive packages enabling customers to take advantage of the considerable investments the company has carried out in the modernization of its network over the past years. The cornerstone of this new offering is the Comfort Unlimited package, offering unlimited domestic calls as well as substantial discounts on calls to mobile and international numbers. The new tariffs also comprise significant reductions on ADSL services. With this highly competitive offering, RomTelecom expects to significantly reduce the market share erosion it has suffered in recent quarters.

IORDANIS AIVAZIS APPOINTED CHIEF OPERATING OFFICER

On May 29, 2007, OTE announced that Mr. Iordanis Aivazis, in addition to his responsibilities as Group CFO, will assume the newly created position of Chief Operating Officer of OTE S.A.

7. OUTLOOK

In Q1’07, the operating performance of the OTE Group was consistent with the guidance set out in its 2007-09 business plan. In Greek fixed-line operations, revenue-enhancing initiatives and further benefits from cost-reductions should enable OTE to mitigate the impact of intensifying competition, continuing the satisfactory performance of the first quarter. At Cosmote, strong growth of international revenues should offset the slower pace of growth in the more mature Greek market, while the integration of Germanos is well on track. Finally, data and video services should help RomTelecom contain the rapid erosion of traditional voice services.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, the Former Yugoslav Republic of Macedonia and most recently in Romania.  At present, companies in which OTE Group has an equity interest employ over 30,000 people in six countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Nektarios Papagiannakopoulos - Senior Financial Analyst

Tel. +30 210 611 7593, Email: npapagiannakopoulos@ote.gr

Daria Kozanoglou - Communications Officer, Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Marilee Diamanti - IR Coordinator

Tel: +30 210 611 5070, Email: mdiamant@ote.gr

             Christina Hadjigeorgiou - Financial Analyst

                         Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2005 filed with the SEC on June 30, 2006. OTE assumes no obligation to update information in this release.

Exhibits to follow:

I.

Condensed Consolidated Balance Sheets as of March 31, 2007 and December 31, 2006 (Under IFRS)

II.

Condensed Consolidated Income Statements for the three months ended March 31, 2007 and 2006 (Under IFRS)

III.

Analysis of Group Other Operating Expenses for the three months ended March 31, 2007 and 2006 (Under IFRS)

IV.

Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2007 and 2006 (Under IFRS)

V.

Group Revenues for the three months ended March 31, 2007 and 2006 (Under IFRS)

VI.

Segment Reporting based on the Company’s legal structure

VII.

International Assets

VIII.

OTEnet

IX.

Operational Highlights

EXHIBIT I – BALANCE SHEET

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)
CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

(€ mn)	Mar 2007	Dec 2006
ASSETS

Non - current assets:
Telecommunication property, plant and equipment	6,542.3	6,583.5
Goodwill	539.5	540.8
Telecommunication licenses	397.2	384.2
Investments	158.7	158.7
Advances to pension funds	214.1	188.1
Deferred taxes	120.9	127.4
Other non-current assets	691.7	709.7
Total non - current assets	8,664.4	8,692.4

Current assets:
Materials and supplies	207.9	205.4
Accounts receivable	1,178.5	1,160.5
Other current assets	489.0	447.8
Cash and cash equivalents	1,724.1	2,042.5
Total current assets	3,599.5	3,856.2

TOTAL ASSETS	12,263.9	12,548.6

EQUITY AND LIABILITIES

Equity attributable to equity holders of the parent:
Share capital	1,171.5	1,171.5
Paid-in surplus	485.9	485.9
Legal reserve	283.3	283.3
Retained earnings	1,872.2	1,724.1
	3,812.9	3,664.8
Minority interest	1,253.1	1,223.9

Total equity	5,066.0	4,888.7

Non – current liabilities:
Long-term debt	4,031.3	4,037.3
Reserve for staff retirement indemnities	202.8	198.5
Reserve for voluntary retirement program	367.0	361.4
Reserve for Youth Account	277.8	277.3
Other non – current liabilities	265.7	126.9
Total non – current liabilities	5,144.6	5,001.4

Current liabilities:
Accounts payable	896.6	938.0
Short-term borrowings	7.7	25.2
Current maturities of long-term debt	31.6	528.0
Income taxes payable	200.6	142.0
Deferred revenue	149.4	196.2
Dividends payable	3.7	3.7
Reserve for voluntary retirement program	257.9	316.7
Other current liabilities	505.8	508.7
Total current liabilities	2,053.3	2,658.5

TOTAL EQUITY AND LIABILITIES	12,263.9	12,548.6

Movement in Shareholders’ equity

2007

Shareholders' equity, January 1	4,888.7
Profit for the period	177.7
Net income recognized directly in equity	(0.4)
177.3

Shareholders' equity, March 31	5,066.0

EXHIBIT II – CONDENSED CONSOLIDATED INCOME STATEMENT

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES

Prepared under IFRS for the three months ended March 31, 2007 and 2006 (€ mn)

	Q1'07	Q1'06%
	Unaudited	Unaudited	Change
Revenues:
Domestic Telephony	526.8	572.6	-8.0%
International Telephony	70.7	83.4	-15.2%
Mobile Telephony	494.3	449.3	10.0%
Other	416.8	281.4	48.1%
Total Revenues	1,508.6	1,386.7	8.8%

Operating Expenses:
Payroll and employee benefits	(301.7)	(318.6)	-5.3%
Voluntary retirement costs	(22.1)	0.0	-

Payments to international operators	(47.8)	(47.2)	1.3%
Payments to domestic telephony operators	(153.5)	(174.9)	-12.2%
Depreciation and amortization	(279.3)	(284.3)	-1.8%
Cost of telecommunications equipment	(152.9)	(65.1)	134.9%
Other operating expenses	(291.0)	(268.4)	8.4%
Total Operating Expenses	(1,248.3)	(1,158.5)	7.8%

Operating Income	260.3	228.2	14.1%
Other income / (expense):
Interest income	19.8	10.3	92.2%
Interest expense	(57.4)	(42.3)	35.7%
FX gain/(loss), net	5.8	1.4	-
Financial net	(31.8)	(30.6)	3.9%

Investment income/(loss)/Gain on sale of investment	12.7	5.8	119.0%
Total Other income / (expense)	(19.1)	(24.8)	-23.0%

Profit before income taxes	241.2	203.4	18.6%

Income taxes	(63.5)	(61.5)	3.3%

Profit for the period	177.7	141.9	25.2%

Attributable to:
Equity holders of the parent	140.9	109.7	28.4%
Minority interest	36.8	32.2	14.3%
	177.7	141.9	25.2%

EXHIBIT III – GROUP OTHER OPERATING EXPENSE ANALYSIS

(€ mn)	Q1’07	Q1’06	% Change
Commission to dealers	56.1	43.7	28.4%
Repairs, maintenance, cost of materials	46.7	51.3	-9.0%
Provision for doubtful accounts	23.1	21.2	9.0%
Advertising	42.5	31.0	37.1%
Taxes other than income taxes	11.0	11.5	-4.3%
Other	111.6	109.7	1.7%
TOTAL	291.0	268.4	8.4%

EXHIBIT IV – CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES

 Prepared under IFRS for the three months ended March 31, 2007 and 2006 (€ mn)

	Q1'07	Q1'06
Cash Flows from Operating Activities:
Profit before taxes	241.2	203.4
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	279.3	284.3
Provisions for voluntary retirement	22.1	-
Provisions	47.3	51.7
Investments and financial income/loss	(38.3)	(17.5)
Amortization of advances to pension funds	8.8	8.8
Interest expense	57.4	42.3

Adjustments for working capital movements related to operating activities
Decrease/(increase) in materials and supplies	(2.5)	(6.7)
Decrease/(increase) in accounts receivable	(51.9)	(13.5)
(Decrease)/increase in liabilities	(183.7)	(123.0)
Minus:
Interest paid	(46.3)	(42.1)
Income taxes paid	(12.8)	(14.9)
Net Cash provided by Operating Activities	320.6	372.8

Cash Flows from Investing Activities:
Acquisition of subsidiary or associate, net of cash acquired	(19.3)	-
Loans granted	(53.6)	-
Purchase of property, plant and equipment or intangible assets	(223.2)	(168.5)
Proceeds from sale of investment	6.3	-
Other long-term liabilities	144.5	-
Interest received	13.7	9.0
Net Cash used in Investing Activities	(131.6)	(159.5)

Cash Flows from Financing Activities:
Proceeds from minority shareholders for issuance of subsidiary's share capital	12.6	12.0
Repayment of long-term debt and short-term borrowings	(519.6)	(26.9)
Dividends paid	(0.4)	-
Net Cash provided/(used in) by Financing Activities	(507.4)	(14.9)

Net Increase/(Decrease) in Cash and Cash Equivalents	(318.4)	198.4
Cash and Cash equivalents at beginning of period	2,042.5	1,512.2
Cash and Cash Equivalents at end of period	1,724.1	1,710.6

EXHIBIT V – GROUP REVENUES

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES

Prepared under IFRS for the three months ended March 31, 2007 and 2006 (€ mn)

	Q1’07	Q1’06	Change
Domestic Telephony:
Basic monthly rentals	254.1	241.0	5.4%
Local and long distance calls
-Fixed to fixed	157.3	193.8	-18.8%
-Fixed to mobile	93.4	116.0	-19.5%
	250.7	309.8	-19.1%
Other	22.0	21.8	0.9%
Total Domestic Telephony	526.8	572.6	-8.0%

International Telephony:
International traffic	27.4	32.0	-14.4%
Payments from International mobile operators	10.1	7.8	29.5%
	37.5	39.8	-5.8%
Payments from International operators	33.2	43.6	-23.9%
Total International Telephony	70.7	83.4	-15.2%

Mobile Telephony	494.3	449.3	10.0%

Other Revenues:
Prepaid cards	19.8	20.6	-3.9%
Directories	14.2	14.6	-2.7%
Leased lines and data communications	56.6	54.8	3.3%
ISDN, connection & monthly charges	42.1	39.4	6.9%
Sales of telecommunication equipment	152.7	54.3	181.2%
Internet services-ADSL	48.2	25.0	92.8%
ATM	6.5	7.9	-17.7%
Services rendered	22.7	14.4	57.6%
Interconnection charges	25.5	31.3	-18.5%
Miscellaneous	28.5	19.1	49.2%
Total Other Revenues	416.8	281.4	48.1%

Total Revenues	1,508.6	1,386.7	8.8%

EXHIBIT VI – SEGMENT REPORTING (Q1 2007)

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Prepared under IFRS, for the three months ended March 31, 2007
(€ mn)
	OTE	Cosmote	Romtelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	384.0		141.0	2.6	527.6
International Telephony	40.7		28.3	2.0	71.0
Mobile Telephony		533.4			533.4
Other	236.2	154.2	52.8	92.1	535.3
Total Revenues	660.9	687.6	222.1	96.7	1,667.3	(158.7)	1,508.6

Intersegment Revenues	(58.5)	(40.6)	(6.1)	(53.5)	(158.7)

Revenue from External Customers	602.4	647.0	216.0	43.2	1,508.6		1,508.6

Operating Expenses:
Payroll and employee benefits	(177.9)	(48.6)	(54.6)	(21.5)	(302.6)	0.9	(301.7)
Voluntary retirement costs	(22.1)				(22.1)	-	(22.1)
Payments to international operators	(35.0)	(8.2)	(5.9)	(0.7)	(49.8)	2.0	(47.8)
Payments to domestic telephony operators	(78.2)	(89.3)	(21.6)	(0.2)	(189.3)	35.8	(153.5)
Depreciation and amortization	(130.1)	(84.9)	(55.0)	(9.8)	(279.8)	0.5	(279.3)
Cost of equipment & prepaid cards	(20.1)	(136.2)	(6.1)	(4.3)	(166.7)	13.8	(152.9)
Other operating expenses	(121.4)	(190.1)	(43.2)	(40.1)	(394.8)	103.8	(291.0)
Total Operating Expenses	(584.8)	(557.3)	(186.4)	(76.6)	(1,405.1)	156.8	(1,248.3)

Operating Income	76.1	130.3	35.7	20.1	262.2	(1.9)	260.3

Operating income before depreciation and amortization	206.2	215.2	90.7	29.9	542.0	(2.4)	539.6
as % of Operating revenues	31.2%	31.3%	40.8%	30.9%	32.5%	-	35.8%

EXHIBIT VI – SEGMENT REPORTING (Q1 2006)

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Prepared under IFRS, for the three months ended March 31, 2006
(€ mn)
	OTE	Cosmote	Romtelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	403.8		152.6	16.5	572.9
International Telephony	42.5		32.2	10.1	84.8
Mobile Telephony		479.5		10.7	490.2
Other	238.4	16.9	38.0	80.0	373.3
Total Revenues	684.7	496.4	222.8	117.3	1,521.2	(134.5)	1,386.7

Intersegment Revenues	(51.1)	(39.5)	(4.0)	(39.9)	(134.5)

Revenue from External Customers	633.6	456.9	218.8	77.4	1,386.7		1,386.7

Operating Expenses:
Payroll and employee benefits	(215.2)	(31.4)	(50.1)	(21.5)	(318.2)	(0.4)	(318.6)
Payments to international operators	(30.0)	(7.6)	(6.6)	(3.6)	(47.8)	0.6	(47.2)
Payments to domestic telephony operators	(93.1)	(92.7)	(24.4)	(1.9)	(212.1)	37.2	(174.9)
Depreciation and amortization	(134.7)	(73.7)	(59.5)	(17.2)	(285.1)	0.8	(284.3)
Cost of equipment & prepaid cards	(48.7)	(16.6)	(2.8)	(0.8)	(68.9)	3.8	(65.1)
Other operating expenses	(114.1)	(157.1)	(43.9)	(47.0)	(362.1)	93.7	(268.4)
Total Operating Expenses	(635.8)	(379.1)	(187.3)	(92.0)	(1,294.2)	135.7	(1,158.5)

Operating Income	48.9	117.3	35.5	25.3	227.0	1.2	228.2

Operating income before depreciation and amortization	183.6	191.0	95.0	42.5	512.1	0.4	512.5
as % of Operating revenues	26.8%	38.5%	42.6%	36.2%	33.7%	-	37.0%

EXHIBIT VII - INTERNATIONAL ASSETS

ROMTELECOM

OTE has a 54.01% stake in RomTelecom, which is fully consolidated.

ROMTELECOM
INCOME STATEMENT
For the three months ended March 31, 2007,
in accordance with IFRS (€ thousand)

Q1’07

Basic monthly rentals	83,142
Domestic Telephony calls	57,809
Domestic Telephony	140,951
International Telephony	28,331
Other Revenues	52,794
Total Operating Revenues	222,076

Personnel (inc Voluntary Redundancy)	(54,594)
Other operating expenses	(76,834)
Depreciation and Amortization	(64,073)
Total Operating expenses	(195,501)

Operating income	26,575

Financial, net	(2,626)

Income before provision for income taxes	23,949

Provision for Income taxes	(4,189)

Net income	19,760

EXHIBIT VIII - OTEnet

OTE has a 95.3% stake in OTEnet, which is fully consolidated. OTEnet’s key financial figures are stated below:

OTEnet

Highlights prepared under IFRS

for the three months ended  March 31, 2007 and 2006

(€ mn)	Q1’07	Q1’06	% Change
Revenues	27.8	25.5	9.0%
Operating Income before Depreciation & amortization	0.4	2.9	-
as % of Operating Revenues	1.4%	11.4%	-

EXHIBIT IX –OPERATIONAL HIGHLIGHTS

Operational Highlights
as of March 31, 2007 and 2006
OTE	Q1’07	Q1’06	% Change
PSTN lines	4,756,470	4,849,542	-1.9%
ISDN, 64kb equiv. lines	1,387,354	1,359,016	2.1%
Total lines	6,143,824	6,208,558	-1.0%

ADSL subscribers	593,309	227,214	161.1%
Unbundled local loops	52,980	8,677	-

COSMOTE (Greece)
Pre-paid sub.	3,550,717	3,004,168	18.2%
Contract sub.	1,878,208	1,746,102	7.6%
Total subscribers	5,428,925	4,750,270	14.3%

AMC
Total subscribers	1,024,492	827,524	23.8%

GLOBUL
Total subscribers	3,401,862	2,561,210	32.8%

COSMOFON
Total subscribers	497,637	413,962	20.2%

COSMOTE ROMANIA
Total subscribers	1,859,023	275,521	-

OTEnet
Residential clients	604,550	437,400	38.2%
Business clients	20,100	15,100	33.1%

Employees:
-OTE	11,720	14,694	-20.2%
-COSMOTE (Greece)	2,156	2,130	1.2%
-RomTelecom	12,257	13,093	-6.4%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: May 30, 2007

By: /s/ Iordanis Aivazis

Name: Iordanis Aivazis

Title: Chief Financial Officer

OTE SA - 99 Kifisias Ave, 15124 Maroussi, Athens  Greece